FORM 3

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

File pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person
     Enrique Zambrano
     Metalsa
     Constitucion 405, 4th Floor
     Monterrey, Mexico 64000

2.   Date of Event Requiring Statement (Month/Day/Year)
     12/16/97

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Issuer Name and Ticker or Trading Symbol
     Tower Automotive, Inc. TWR

5.   Relationship of Reporting Person to Issuer (Check all applicable)

     __X__ Director                          _____ 10% Owner
     _____ Officer (give title below)        _____ Other (specify below)

                       ____________________________

6.   If Amendment, Date of Original (Month/Day/Year)

7.   Individual or Joint/Group Filing (Check Applicable Line)
     __X__ Form filed by One Reporting Person
     _____ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned


1.   Title of Security (Instr. 4)
     Common Stock

2.   Amount of Securities Beneficially Owned (Instr. 4)
     0

3.   Ownership Form: Direct (D) or Indirect (I)  (Instr. 5)


4.   Nature of Indirect Beneficial Ownership (Instr. 5)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v)

                                                                        (Over)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 4)


2.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable:

     Expiration Date:


3.   Title and Amount of Securities Underlying Derivative Security (Instr. 4)

     Title

     Amount or Number of Shares


4.   Conversion or Exercise Price of Derivative Security


5.   Ownership Form or Dervivative Security: Direct (D) or Indirect (I)
     (Instr. 5)


6.   Nature of Indirect Beneficial Ownership (Instr. 5)



Explanation of Responses:





                             By: /s/ Enrique Zambrano          December 30, 1997
                             **Signature of Reporting Person           Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.